EXHIBIT 8.1

List of Subsidiaries

1.	Sinovac Biotech Co., Ltd. (People’s Republic of China), 71.56% owned by Sinovac Biotech Ltd.
2.	Tangshan Yian Biological Engineering Co., Ltd. (People’s Republic of China), 100% owned by Sinovac Biotech Ltd.
3.	Sinovac Biotech (Hong Kong) Ltd., 100% owned by Sinovac Biotech Co., Ltd.